Exhibit 4.4

2018 Notes

Guarantee of Teva Pharmaceutical Industries Limited

GUARANTEE

0.125% Notes due 27 July 2018

(in the meaning of Article 111 of the Swiss Federal Code of Obligations, the “Guarantee”)

dated as of 28 July 2016

by

Teva Pharmaceutical Industries Limited

5 Basel St

Petach Tivka 4951033

Israel

1.	Being informed that Teva Pharmaceutical Finance Netherlands IV B.V., Piet Heinkade 107, 1019 GM Amsterdam, the Netherlands (the “Issuer”), issued and sold 0.125 per cent. notes (the “Notes”) in the aggregate principal amount of CHF 300,000,000 due 2018, Teva Pharmaceutical Industries Limited, 5 Basel St, Petach Tivka 4951033, Israel (the “Guarantor”), herewith irrevocably and unconditionally guarantees to the holders of the Notes (the “Noteholders”) in accordance with Article 111 of the Swiss Federal Code of Obligations (“CO”), irrespective of the validity of the Notes and the Note Purchase and Paying Agency Agreement (the “Agreement”), and waiving all rights of objection and defense arising from the Notes and the Agreement, the due payment of the amounts payable by the Issuer under and pursuant to the Terms of the Notes (including, without limitation, any Additional Amount). Accordingly, the Guarantor agrees to pay to BNP Paribas (Suisse) SA, 2, place de Hollande, 1204 Geneva, Switzerland, in its capacity as principal paying agent (the “Principal Paying Agent”) in respect of the Notes, on behalf of the Noteholders, within 7 days after the receipt by the Guarantor of the Principal Paying Agent’s first written demand for payment and the Principal Paying Agent’s confirmation in writing that an amount has become due and payable under the Notes which is equivalent to the amount claimed under the Guarantee and has remained unpaid on the due date, any amount up to 110 (one-hundred ten) per cent. of the aggregate principal amount of the Notes outstanding from time to time, covering principal, interest to the date of such payment, any Additional Amounts (if any) and any other amounts in relation to the Notes (if any) payable by the Issuer under and pursuant to the Terms of the Notes.

2.	Upon payment by the Guarantor of any sum under the Guarantee, the Guarantor shall be subrogated to all rights of the Noteholders against the Issuer in respect of any amounts paid to the Principal Paying Agent on behalf of the Noteholders by the Guarantor under the provisions of this Guarantee, provided, however, that the Guarantor shall not be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until the principal amount and interests on such Notes and Additional Amounts, if any, have been paid in full.

3.	All payments in respect of the Notes by the Guarantor under this Guarantee to the Principal Paying Agent acting on behalf of the Noteholders shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Netherlands, Switzerland or Israel, as the case may be, or any political subdivision thereof or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law.

In the event that any payments by or on behalf of the Guarantor to the Principal Paying Agent shall be made subject to withholding or deduction for any such relevant taxes, duties, assessments or governmental charges so required by law, such additional amounts (the “Additional Amounts”) shall be payable by the Guarantor as may be necessary in order that the net amounts received by the Principal Paying Agent on behalf of a Noteholder after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable by the Principal Paying Agent in respect of the relevant Notes in the absence of such withholding or deduction. However, no such Additional Amounts shall be payable on account of any taxes, duties or governmental charges which:

(i)	are payable by reason of a Noteholder having, or having had, some personal, business or other connection with the Netherlands, Switzerland or Israel and not merely by reason of the holding of the Notes; or

(ii)	are payable on account of any taxes or duties which are imposed on a payment to an individual and are required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive or any agreement on the taxation of savings income entered into by non-EU Member States (including Switzerland) with a view to implementing such Directive; or

(iii)	are payable or required to be withheld or deducted pursuant to laws enacted by Switzerland providing for the taxation of payments according to principles similar to those set forth (i) in the Council Directive 2003/48/EC or (ii) any potential future Swiss legislation, in particular the principle to have a person other than the Issuer withhold or deduct the tax, such as, without limitation, any paying agent; or;

(iv)	are payable or required to be withheld or deducted based on an applicable treaties on final withholding taxes entered into by Switzerland with the United Kingdom and Austria (each a “Bilateral Agreement on Final Withholding”); or

(v)	are payable by reason of a change in law that becomes effective more than 30 (thirty) days after the relevant payment becomes due, or is duly provided for and notice thereof is published in accordance with Condition 11 of the Terms of the Notes, whichever occurs later.

4.	The Guarantee constitutes a direct, unconditional and unsecured obligation of the Guarantor and ranks and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of the Guarantor, present and future, save for such obligations as may be preferred by statute, all limited by provisions of law that are both mandatory and of general application.

5.	The Guarantor shall not, and shall not permit any subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than a Permitted Lien, upon any of its property or assets (including any Shares or Indebtedness of any subsidiary), whether owned or leased on the date of issuance of the Notes or hereafter acquired, to secure any Indebtedness incurred by the Guarantor or any subsidiary, without in any such case providing that all of the Notes outstanding shall be secured equally and rateably with, or prior to, such Indebtedness for so long as such Indebtedness shall be so secured and any Notes outstanding unless, after giving effect to such Lien, the aggregate amount of secured Indebtedness of the Guarantor then outstanding (excluding Indebtedness secured solely by Permitted Liens) plus the value (as defined below) of all Sale-Leaseback Transactions then outstanding would not exceed 10% of the Guarantor’s Consolidated Net Worth.

For the purpose of this Section 5 the term “value” shall mean, with respect to a Sale-Leaseback Transaction, as of any particular time an amount equal to the greater of (i) the net proceeds of sale of the property leased pursuant to such Sale-Leaseback Transaction, or (ii) the fair value of such property at the time of entering into such Sale-Leaseback Transaction as determined by the board of directors of the Guarantor or the applicable subsidiary, in each case multiplied by a fraction of which the numerator is the number of full years of remaining term of the lease (without regard to renewal options) and the denominator is the number of full years of the full term of the lease (without regard to renewal options).

6.	Payments under the Guarantee shall be made in Swiss francs as determined in the written demand of the Principal Paying Agent to the Guarantor. The Guarantor undertakes to pay to the Principal Paying Agent in respect of the Notes on behalf of the Noteholders without costs to be borne by the Principal Paying Agent, without any restrictions, and whatever the circumstances may be, irrespective of nationality or domicile of the beneficiary of such payments and without requiring any affidavit or the fulfillment of any other formality, any sums due pursuant to the Guarantee in freely disposable Swiss francs.

The receipt by the Principal Paying Agent of funds in Swiss francs in Switzerland from the Guarantor shall release the Guarantor from its obligations under this Guarantee to the extent of the amounts received by the Principal Paying Agent.

Any transfer tax, which might possibly be imposed on the transfer of such funds to the Principal Paying Agent shall be borne by the Guarantor.

7.	The Guarantee shall give rise to a separate and independent cause of action of the Principal Paying Agent acting on behalf of the Noteholders against the Guarantor and shall apply irrespective of any indulgence granted to the Issuer by the Principal Paying Agent or any Noteholders from time to time and shall continue in full force and effect notwithstanding any judgment or order against the Issuer and/or the Guarantor.

8.	Notwithstanding any reference herein to the Notes and the Agreement, the Guarantor hereby acknowledges and agrees that this Guarantee and the Guarantor’s obligations under this Guarantee shall constitute separate, independent, primary and non accessory guarantee obligations of the Guarantor within the meaning of Article 111 CO and not a mere surety within the meaning of Articles 492 et seq. CO and will, in particular, not be affected or discharged by reason of any time or other indulgence granted by the Managers (as defined in the Terms of the Notes) or the Noteholders or the winding-up, insolvency or reorganisation of the Issuer. This Guarantee and the Guarantor’s obligations under this Guarantee shall in particular be independent from the legal validity and enforceability of the Noteholders’ claims under the Notes and the Guarantor hereby waives all rights of objection and defence arising from the Notes and the Agreement.

9.	The maximum amount of the Guarantee will be reduced by and to the extent of any payment received by the Principal Paying Agent on behalf of the Noteholders hereunder or from the Issuer under the Notes. The Guarantee shall remain in full force and effect as long as any amount payable under the Notes remains unpaid.

10.	The Guarantee is governed by and shall be construed in accordance with the substantive laws of Switzerland.

11.	Any dispute regarding the Guarantee shall be settled in accordance with Swiss law and falls within the exclusive jurisdiction of the ordinary courts of the Canton of Geneva, the place of jurisdiction being Geneva, with the right of appeal to the Swiss Federal Court of Justice in Lausanne, where the law permits, whose decision shall be final. The Guarantor hereby irrevocably submits for any such action or proceeding to the jurisdiction of the aforesaid courts. Only for that purpose and for the purpose of execution in Switzerland, the Guarantor elects legal and special domicile at the offices of BNP Paribas (Suisse) SA in Geneva, Switzerland, which has agreed forthwith to notify the Issuer of any communication received under this Section.

12.	Terms and expressions not otherwise defined in the Guarantee shall have the same meaning as defined in the Agreement and the Terms of the Notes.

Teva Pharmaceutical Industries Limited

/s/ Eyal Desheh		/s/ Eyal Rubin
Name:	Eyal Desheh	Name:	Eyal Rubin
Title:	Group Executive Vice President and Chief Financial Officer	Title:	Vice President and Head of Corporate Treasury